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[ALLIED RISER COMMUNICATIONS LOGO]

                                Filed by Allied Riser Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No.:  1-15425
                       Subject Company:  Allied Riser Communications Corporation

FOR IMMEDIATE RELEASE

                      ALLIED RISER COMMUNICATIONS ANNOUNCES
                  AMENDMENT TO MERGER AGREEMENT AND SETTLEMENT

DALLAS (OCTOBER 16, 2001) - Allied Riser Communications Corporation (NASDAQ:ARCC) today announced that it has entered into an amendment to its August 28, 2001 merger agreement with Cogent Communications Group, Inc. The amendment, dated October 13, 2001, provides for, among other things, an increase in the number of shares of Cogent common stock ARC stockholders will receive in connection with the merger, the designation by ARC of a director to Cogent's board of directors, an increase in the amount of cash ARC may spend in its business during the fourth quarter, and various other provisions.

In connection with the proposed merger, Cogent has filed its registration statement on Form S-4 with the Securities and Exchange Commission today to register the shares of Cogent common stock to be issued to ARC stockholders in the merger.

ARC also announced today that it has settled approximately $62,900,000 of its capital lease obligations. ARC's payment of $12.5 million has released it and its subsidiaries from all obligations to the lessor and its affiliates under the capital lease agreement and various maintenance agreements with respect to equipment leased by ARC or its subsidiaries. Title to the equipment was transferred to ARC pursuant to the settlement.

ARC, headquartered in Dallas, is a provider of data communications services in commercial office buildings across the U.S. and in Canada. Cogent, headquartered in Washington, DC, is a privately held next generation optical ISP focused on delivering ultra-high speed Internet access and transport services to businesses in the multi-tenant marketplace and to service providers located in major metropolitan areas across the United States.

Important Information for Investors and Security Holders

Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when these documents become available because these documents contain important information about Cogent, ARC and the proposed transaction. Investors and security holders may obtain the documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ARC free of charge by requesting them in writing from ARC, 1700 Pacific Avenue, Suite 400, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 210-3000.

In addition to the Proxy Statement/Prospectus, ARC files annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are also available at www.sec.gov.

ARC and its directors, executive officers and certain members of management and employees, may be deemed participants in the solicitation of proxies from the stockholders of ARC in connection with

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the merger. Information about the directors and executive officers of ARC, their ownership of ARC's stock is set forth in ARC's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Stockholders and investors may obtain additional information regarding the interests of such participants in the merger by reading the Proxy Statement/Prospectus when it becomes available.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

Certain information contained in this release are not historical facts, but are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding ARC's intention to consummate the proposed merger, the proposed benefits of the merger and the likelihood that the merger will be completed. Certain information in this release concerning ARC's business may also be forward-looking, including the future business prospects for ARC. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond ARC's control. Actual results may differ materially from those anticipated in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the timely receipt of necessary stockholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; and the fulfillment of all of the closing conditions specified in the transaction documents. For further discussion of important risk factors that may materially affect management's estimates, ARC's results and the forward-looking statements herein, please see the risk factors contained in ARC's SEC filings.

CONTACTS:

Quen Bredeweg; Chief Financial Officer; ARC; 214/210-3000
Helen Lee; Chief Financial Officer; Cogent; 202/295-4264

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